UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13D-102)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                             STMicroelectronics N.V.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                Common Shares, nominal value (euro)1.04 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    861012102

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1 (b)
                  [ ]      Rule 13d-1 (c)
                  |X|      Rule 13d-1 (d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (Continued on following pages)

CUSIP No. 861012102                   13G                     Page 2 of 30 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  STMicroelectronics Holding II B.V. ("ST Holding II")
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a)  |X|
                (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   The Netherlands
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
       NUMBER OF
        SHARES                         NONE
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                      27.6%*  (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       27.6%*  (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   250,704,754**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    27.6%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                   HC
--------------------------------------------------------------------------------
* Based upon 907,824,279 common shares issued as of December 31, 2005 as shown on the STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 23,000,000 common shares held of record by Euroclear France in connection with a stock lending transaction put in place by Finmeccanica, which in turn lent 13,000,000 shares to Merrill Lynch and 10,000,000 shares to Lehman Brothers; (iii) 20,000,000 common shares held by BNP Paribas Securities Services; and (iv) 5,644,878 shares held by BNP Paribas Luxembourg for Finmeccanica in the account of ST Holding II.

CUSIP No. 861012102                   13G                     Page 3 of 30 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  STMicroelectronics Holding N.V. ("ST Holding")
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a)  |X|
             (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   The Netherlands
--------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      NONE
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                       27.6%*  (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       27.6%*  (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,704,754**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    27.6%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                   HC
--------------------------------------------------------------------------------
* Based upon 907,824,279 common shares issued as of December 31, 2005 as shown on the STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 23,000,000 common shares held of record by Euroclear France in connection with a stock lending transaction put in place by Finmeccanica, which in turn lent 13,000,000 shares to Merrill Lynch and 10,000,000 shares to Lehman Brothers; (iii) 20,000,000 common shares held by BNP Paribas Securities Services; and (iv) 5,644,878 shares held by BNP Paribas Luxembourg for Finmeccanica in the account of ST Holding II.

CUSIP No. 861012102                   13G                     Page 4 of 30 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   FT1CI
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  |X|
          (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   France
--------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      NONE
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                       27.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       27.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,704,754**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   27.6%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  HC
--------------------------------------------------------------------------------
* Based upon 907,824,279 common shares issued as of December 31, 2005 as shown on the STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 23,000,000 common shares held of record by Euroclear France in connection with a stock lending transaction put in place by Finmeccanica, which in turn lent 13,000,000 shares to Merrill Lynch and 10,000,000 shares to Lehman Brothers; (iii) 20,000,000 common shares held by BNP Paribas Securities Services; and (iv) 5,644,878 shares held by BNP Paribas Luxembourg for Finmeccanica in the account of ST Holding II.

CUSIP No. 861012102                   13G                     Page 5 of 30 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Finmeccanica S.p.A. ("Finmeccanica")
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a)  |X|
            (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Italy
--------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      NONE
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                      27.6%*  (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       27.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,704,754**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    27.6%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
* Based upon 907,824,279 common shares issued as of December 31, 2005 as shown on the STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 23,000,000 common shares held of record by Euroclear France in connection with a stock lending transaction put in place by Finmeccanica, which in turn lent 13,000,000 shares to Merrill Lynch and 10,000,000 shares to Lehman Brothers; (iii) 20,000,000 common shares held by BNP Paribas Securities Services; and (iv) 5,644,878 shares held by BNP Paribas Luxembourg for Finmeccanica in the account of ST Holding II.

CUSIP No. 861012102                   13G                     Page 6 of 30 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Cassa Depositi e Prestiti S.p.A. ("CDP")
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a)  |X|
            (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Italy
--------------------------------------------------------------------------------
       NUMBER OF         5     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      NONE
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                      27.6%*  (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       27.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,704,754**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    27.6%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
* Based upon 907,824,279 common shares issued as of December 31, 2005 as shown on the STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 23,000,000 common shares held of record by Euroclear France in connection with a stock lending transaction put in place by Finmeccanica, which in turn lent 13,000,000 shares to Merrill Lynch and 10,000,000 shares to Lehman Brothers; (iii) 20,000,000 common shares held by BNP Paribas Securities Services; and (iv) 5,644,878 shares held by BNP Paribas Luxembourg for Finmeccanica in the account of ST Holding II.

CUSIP No. 861012102                   13G                     Page 7 of 30 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Areva
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  |X|
         (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   France
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
       NUMBER OF
        SHARES                         NONE
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                       27.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                      27.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    250,704,754**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    27.6%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
* Based upon 907,824,279 common shares issued as of December 31, 2005 as shown on the STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 23,000,000 common shares held of record by Euroclear France in connection with a stock lending transaction put in place by Finmeccanica, which in turn lent 13,000,000 shares to Merrill Lynch and 10,000,000 shares to Lehman Brothers; (iii) 20,000,000 common shares held by BNP Paribas Securities Services; and (iv) 5,644,878 shares held by BNP Paribas Luxembourg for Finmeccanica in the account of ST Holding II.

CUSIP No. 861012102                   13G                     Page 8 of 30 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  France Telecom
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a)  |X|
                (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   France
--------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
       NUMBER OF
        SHARES                         NONE
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                         6     SHARED VOTING POWER

                                      0%*  (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                       0%*  (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0**
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    0%*
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------
* Based upon 907,824,279 common shares issued as of December 31, 2005 as shown on the STMicroelectronics N.V.'s share registry.
** Based upon (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; (ii) 23,000,000 common shares held of record by Euroclear France in connection with a stock lending transaction put in place by Finmeccanica, which in turn lent 13,000,000 shares to Merrill Lynch and 10,000,000 shares to Lehman Brothers; (iii) 20,000,000 common shares held by BNP Paribas Securities Services; and (iv) 5,644,878 shares held by BNP Paribas Luxembourg for Finmeccanica in the account of ST Holding II.

CUSIP No. 861012102                   13G                     Page 9 of 30 Pages


Item 1(a).       Name of Issuer:

                 STMicroelectronics N.V. (the "Company")

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 STMicroelectronics N.V.
                 39, Chemin du Champ des Filles
                 1228 Plan-Les-Ouates
                 Geneva, Switzerland

Item 2(a).       Name of Persons Filing:

                 The current members of the Group of STMicroelectronics N.V. shareholders consisting of:

                 (i)      ST Holding II
                 (ii)     ST Holding
                 (iii)    FT1CI
                 (iv)     Finmeccanica
                 (v)      Cassa Depositi e Prestiti
                 (vi)     Areva
                 (vii)    France Telecom

Item 2(b).       Address of Principal Business Office, or if none, Residence:

                 (i)      STMicroelectronics Holding II B.V.
                          Weena 210-212
                          3012 NJ Rotterdam
                          The Netherlands

                 (ii)     STMicroelectronics Holding N.V.
                          Weena 210-212
                          3012 NJ Rotterdam
                          The Netherlands

                 (iii)    FT1CI
                          27-29, rue Le Peletier
                          75009 Paris
                          France

                 (iv)     Finmeccanica S.p.A.
                          Piazza Monte Grappa, 4
                          00195 Rome
                          Italy

CUSIP No. 861012102                   13G                    Page 10 of 30 Pages


                 (v)      Cassa Depositi e Prestiti S.p.A.
                          Via Goito, 4
                          00185 Rome
                          Italy

                 (vi)     Areva
                          27-29, rue Le Peletier
                          75009 Paris
                          France

                 (vii)    France Telecom
                          6, place d'Alleray
                          75015 Paris
                          France


Item 2(c).       Citizenship:

                 (i)      The Netherlands

                 (ii)     The Netherlands

                 (iii)    France

                 (iv)     Italy

                 (v)      Italy

                 (vi)     France

                 (vii)    France


Item 2(d).       Title of Class of Securities:

                 Common Shares, nominal value (euro)1.04 per Share

Item 2(e).       CUSIP Number:

                 861012102

Item 3.          Item 3 is not applicable.

Item 4(a).       Amount Beneficially Owned:

                 250,704,754 shares of common stock are beneficially owned by ST Holding II. These amounts are held of record on STMicroelectronics N.V.'s share registry as follows:

CUSIP No. 861012102                   13G                    Page 11 of 30 Pages


                 (i) 202,059,876 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry;

                 (ii) 23,000,000 common shares held of record by Euroclear France in connection with a stock lending transaction put in place by Finmeccanica, which in turn lent 13,000,000 shares to Merrill Lynch and 10,000,000 shares to Lehman Brothers;

                 (iii) 20,000,000 common shares held by BNP Paribas Securities Services; and

                 (iv) 5,644,878 shares held by BNP Paribas Luxembourg for Finmeccanica in the account of ST Holding II.

                 ST Holding II is a wholly owned subsidiary of STMicroelectronics Holding N.V. which is jointly controlled by FT1CI, CDP and Finmeccanica (see Exhibit 1 attached hereto). FT1CI is controlled by Areva Group. France Telecom no longer holds any shares in STMicroelectronics N.V.

Item 4(b).       Percent of Class:

                 27.6% based upon 907,824,279 common shares issued as of December 31, 2005 as shown on STMicroelectronics N.V.'s share registry.


Item 4(c).       Number of shares as to which such person has:

                 Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Item 5.          Ownership of Five Percent or Less of a Class

                 This statement is being filed to report the fact that as of the date hereof France Telecom has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following |X|.

                 On July 30, 2002 France Telecom issued (euro) 442.2 million aggregate principal amount of 6,75% notes due August 6, 2005 mandatorily exchangeable into STMicroelectronics N.V. shares held by France Telecom. On August 6, 2005 the mandatory exchangeable notes reached maturity, which resulted in the disposal by France Telecom of approximately 26.4 million of STMicroelectronics N.V. shares, representing the totality of the shares in STMicroelectronics N.V. held by France Telecom.

                 This is a terminal amendment with respect to France Telecom as it no longer holds any shares in STMicroelectronics N.V.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

                 Item 6 is not applicable.

CUSIP No. 861012102                   13G                    Page 12 of 30 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                 Item 7 is not applicable.

Item 8.          Identification and Classification of Members of a Group

                 See attached Exhibit 1 for the identity of each member of the Group and a description of relevant shareholders' agreements. See also, Item 4(a) above.

Item 9.          Notice of Dissolution of Group

                 Item 9 is not applicable.

Item 10.         Certification

                 Item 10 is not applicable.

CUSIP No. 861012102                   13G                    Page 13 of 30 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding N.V., by and on behalf of STMicroelectronics Holding II B.V., as Managing Member

        February 14, 2006                       February 14, 2006
--------------------------------------    --------------------------------------
               (Date)                                   (Date)
        /s/ Gabriele Pagnotta                   /s/ Bertrand Loubert
--------------------------------------    --------------------------------------
             (Signature)                             (Signature)

Name:  Gabriele Pagnotta                  Name:   Bertrand Loubert
Title: Managing Director,                 Title: Managing Director,
       STMicroelectronics Holding N.V.           STMicroelectronics Holding N.V.

CUSIP No. 861012102                   13G                    Page 14 of 30 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding N.V.

        February 14, 2006                       February 14, 2006
--------------------------------------    --------------------------------------
               (Date)                                   (Date)
        /s/ Gabriele Pagnotta                   /s/ Bertrand Loubert
--------------------------------------    --------------------------------------
             (Signature)                             (Signature)

Name:  Gabriele Pagnotta                  Name:  Bertrand Loubert
Title: Managing Director                  Title: Managing Director

CUSIP No. 861012102                   13G                    Page 15 of 30 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: FT1CI
                                                February 14, 2006
                                       -----------------------------------------
                                                        (Date)
                                                /s/ Gerald Arbola
                                       -----------------------------------------
                                                      (Signature)

                                       Name:  Gerald Arbola
                                       Title: Chairman of the Board of Directors

CUSIP No. 861012102                   13G                    Page 16 of 30 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Finmeccanica S.p.A.
                                                February 14, 2006
                                       -----------------------------------------
                                                        (Date)
                                                /s/ Pier Francesco Guarguaglini
                                       -----------------------------------------
                                                      (Signature)

                                       Name:  Pier Francesco Guarguaglini
                                       Title: Chief Executive Officer

CUSIP No. 861012102                   13G                    Page 17 of 30 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Cassa Depositi e Prestiti S.p.A.
                                                February 14, 2006
                                       -----------------------------------------
                                                        (Date)
                                                /s/ Salvatore Rebecchini
                                       -----------------------------------------
                                                      (Signature)

                                       Name:  Salvatore Rebecchini
                                       Title: Chairman of the Board of Directors

CUSIP No. 861012102                   13G                    Page 18 of 30 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Areva
                                                February 14, 2006
                                       -----------------------------------------
                                                        (Date)
                                                /s/ Gerald Arbola
                                       -----------------------------------------
                                                      (Signature)

                                       Name:   Gerald Arbola
                                       Title:  Member of the Managing Board and
                                               Chief Financial Officer

CUSIP No. 861012102                   13G                    Page 19 of 30 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: France Telecom
                                                February 14, 2005
                                       -----------------------------------------
                                                        (Date)
                                                /s/ Pierre Hilaire
                                       -----------------------------------------
                                                      (Signature)

                                       Name:  Pierre Hilaire
                                       Title: Director of Financial Information

CUSIP No. 861012102                   13G                    Page 20 of 30 Pages


                                    EXHIBIT 1

Principal Shareholders

         ST Holding II is a wholly owned subsidiary of STMicroelectronics Holding N.V. ("ST Holding"). As of December 31, 2005, FT1CI (the "French Shareholder") and a consortium of Italian shareholders (the "Italian Shareholders") made up of CDP and Finmeccanica directly held 50% each in ST Holding. CDP held 30% in ST Holding and Finmeccanica held 20% in ST Holding. The indirect interest of FT1CI and the Italian Shareholders is split on a 50%-50% basis. Through a structured tracking stock system implemented in the articles of association of ST Holding and ST Holding II, FT1CI indirectly held 99,318,236 of the Company's common shares, representing 10.9% of its issued share capital as of December 31, 2005, CDP indirectly held 91,644,941 of the Company's common shares, representing 10.1% of its issued share capital as of December 31, 2005 and Finmeccanica indirectly held 59,741,577 of the Company's common shares, representing 6.6% of its issued share capital as of December 31, 2005. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of respectively FT1CI, CDP and Finmeccanica, will decrease or, as the case may be, increase the indirect interest of respectively FT1CI, CDP and Finmeccanica in the Company's issued share capital. FT1CI was formerly a jointly held company set up by Areva and France Telecom to control the interest of the French shareholders in ST Holding. Following the transactions described below, Areva is currently the sole shareholder of FT1CI. Areva is a corporation controlled by the French atomic energy commission. Areva is listed on Euronext Paris in the form of Investment Certificates. CDP is an Italian corporation 70% owned by the Italian Ministero dell'Economia e delle Finanze (the "Ministry of Economy and Finance") and 30% owned by a consortium of 66 Italian banking foundations. Finmeccanica is a listed Italian holding company majority owned by the Italian Ministry of Economy and Finance, Fintecna S.p.A. (in which Istituto per la Ricostruzione Industriale-IRI S.p.A. in liquidazione, the holding company for Italian state owned industrial and commercial interests, was merged) and the public. Finmeccanica is listed on the Italian Mercato Telematico Azionario ("MTA") and is included in the S&P/MIB stock index.

         ST Holding II owned 90% of the Company's shares before its initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding may further dilute its shares as provided below in "-- STH Shareholders' Agreement--Disposals of the Company's Common Shares" and pursuant to the eventual conversion of the Company's outstanding convertible instruments. Set forth below is a table of ST Holding II's holdings in the Company as of the end of each of the past three financial years:

                               Common Shares Owned
--------------------------------------------------------------------------------
                                                 Number                  %
                                           ------------------      -------------
December 31, 2005.......................       250,704,754             27.6
December 31, 2004.......................       278,483,280             30.8
December 31, 2003.......................       311,483,280             34.5

CUSIP No. 861012102                   13G                    Page 21 of 30 Pages


         Announcements about additional disposals of the Company's shares by ST Holding II on behalf of one or more of its indirect shareholders, Areva, CDP, FT1CI or Finmeccanica may come at any time.

         The chart below illustrates the shareholding structure as of December 31, 2005:

                                [GRAPHIC OMITTED]


    ------------   -------------    --------------           -----------------   ---------------------------
                                                              Italian Ministry          Consortium of
        Avera           Public          Fintecna                 of Economy      Italian Banking Foundations
    ------------   -------------    --------------           -----------------   ---------------------------
          |               |                |                        |  |                       |
     100% |        61.1%  |        1.7%    |                 32.2%  |  | 70%          30%      |
          |               --------------   |  -----------------------  --------                |
          |                            |   |  |                               |                |
          |                            |   |  |                               |                |
          |                     ----------------------                 ------------------------------
          |                           Finmeccanica                        Cassa Depositi e Prestiti
          |                     ----------------------                 ------------------------------
          |                                       |                        |
          |                                  40%  |                        | 60%
          |                                       |                        |
----------------------------                    -----------------------------
        FTICI                                      CDP / Finmeccanica(2)(3)
----------------------------                    -----------------------------
 French Shareholder | 50%(1)                    Italian Shareholders |  50%(1)
                    |                                                |
                    -------            -------------------------------
                          |            |
                          |            |
              --------------------------------
              STMicroelectronics Holding N.V.
              --------------------------------
                               |  100%
                               |
              ---------------------------------       -----------------
              STMicroelectronics Holding II B.V.            Public
              ---------------------------------       ----------------
                              27%  |                  70.7% |    |
                                   |                        |    |
                               ------------------------------------
                                     STMicroelectronics N.V.
                               ------------------------------------

___________________

(1)      CDP owns 30% of ST Holding, while Finmeccanica owns 20% of ST Holding.
(2)      Not a legal entity, purely for illustrative purposes.
(3) FT1CI owns 50% of ST Holding and indirectly holds 99,318,236 of the Company's common shares.
(4) CDP and Finmeccanica own 50% of ST Holding and indirectly holds 91,644,941 and 59,741,577 of the Company's common shares, respectively.


         On December 17, 2001, France Telecom issued (euro)1,522,950,000 aggregate principal amount of 1.0% notes due December 17, 2004, redeemable by way of exchange for up to 30 million of the Company's existing common shares on or after January 2, 2004 (the "2001 Notes"). Pursuant to the terms and conditions of the 2001 Notes, on March 9, 2004, France Telecom redeemed the 2001 Notes, and the shares underlying the 2001 Notes held in escrow by BNP Paribas Securities Services (France) were released from escrow. On December 3, 2004, France Telecom sold through ST Holding those 30 million of the Company's common shares (corresponding to the entire amount released from escrow) to institutional investors in a block trade.

         On July 30, 2002, France Telecom issued (euro)442.2 million aggregate principal amount of 6.75% notes due August 6, 2005, mandatorily exchangeable into the Company's existing common shares held by France Telecom (the "2002 Notes"). On August 6, 2005, the

CUSIP No. 861012102                   13G                    Page 22 of 30 Pages


         mandatory exchangeable notes reached maturity. The Company was informed that the exchange ratio was 1.25 of the Company's common shares per each
(euro)20.92 principal amount of notes, which resulted in the disposal by France Telecom of approximately 26.4 million of the Company's currently existing common shares, representing the totality of the shares held by France Telecom in the Company. Following this disposition, France Telecom is no longer a shareholder of FT1CI or an indirect shareholder (through ST Holding and ST Holding II) of the Company.

         On August 12, 2003, Finmeccanica Finance, a subsidiary of Finmeccanica, issued (euro)438,725,000 aggregate principal amount of 0.375% senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica (the "Finmeccanica Notes"). On September 1, 2003, Finmeccanica Finance issued an additional
(euro)62,675,000 aggregate principal amount of Finmeccanica Notes, raising the issue size to (euro)501,400,000. The Finmeccanica Notes have been exchangeable at the option of the holder since January 2, 2004 into up to 20 million of the Company's existing common shares held by ST Holding II, or 2.3% of its then-outstanding share capital. The Finmeccanica Notes have an initial exchange ratio of 39.8883 shares per note. As of December 31, 2005, none of the Finmeccanica Notes had been exchanged for the Company's common shares.

         During the second half of 2003, ST Holding II sold on the market a total of nine million shares, or approximately 1.0% of the Company's issued and outstanding common shares corresponding to indirect shareholdings held by Finmeccanica. During 2004, Finmeccanica sold three million shares to institutional investors in block trades. During 2004, Finmeccanica lent 23 million of Company shares it holds indirectly through ST Holding. Finally, on December 23, 2004, Finmeccanica transferred 93 million of its indirect holding of the Company's existing common shares to CDP, and CDP signed a deed of adherence to the STH Shareholders' Agreement (as defined below).

         Finmeccanica also caused ST Holding II to transfer seven million shares corresponding to its indirect stake in the Company to an account at BNP Paribas Securities Services, Luxembourg. The Company has been informed that on December 20, 2005, ST Holding II sold on behalf of Finmeccanica 1,355,122 of these seven million shares at a net price of (euro)15.34 per share. The Company was also informed that in December 2005, CDP sold 1,355,123 of its indirect holding of the Company's common shares to Finmeccanica.

Shareholders' agreements

         STH Shareholders' Agreement

         The Company was formed in 1987 as a result of the decision by Thomson-CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders' agreement on April 30, 1987, which was amended on December 10, 2001 and restated on March 17, 2004, as amended, the STH

CUSIP No. 861012102                   13G                    Page 23 of 30 Pages


Shareholders' Agreement. The current parties to the STH Shareholders' Agreement are Areva, CDP, Finmeccanica and FT1CI (CDP became bound by the STH Shareholders' Agreement pursuant to a deed of adherence dated December 23, 2004 following its purchase from Finmeccanica of a majority of Finmeccanica's indirect interest in the Company through ST Holding). The March 17, 2004 amended and restated agreement supercedes and replaces all previous agreements. CDP and Finmeccanica entered into an agreement that provides for the transfer of certain of the rights of Finmeccanica under the STH Shareholders' Agreement to CDP. See "--Other Shareholders' Agreements--Italian Shareholders' Pact" below. Therefore, references to the rights and obligations of Finmeccanica under the STH Shareholders' Agreement described below also refer to CDP.

         Pursuant to the terms of the STH Shareholders' Agreement and for the duration of such agreement, FT1CI, on the one hand, and Finmeccanica, on the other hand, have agreed to maintain equal interests in the Company's share capital. See further details below.

         Restructuring of the Holding Companies

         If necessary, the parties agreed to restructure the two holding companies (ST Holding and ST Holding II) to simplify the structure to the extent possible or desirable. In any case, at least one holding company will continue to exist to hold the Company's common shares. The Company that now holds or may hold the Company's common shares in the future for indirect shareholders is referred to below as the "holding company".

         Standstill

         The STH Shareholders' Agreement contains a standstill provision that precludes any of the parties and the parties' affiliates from acquiring, directly or indirectly, any of the Company's common shares or any instrument providing for the right to acquire any of its common shares other than through the holding company. The standstill is in effect for as long as such party holds the Company's common shares through ST Holding. The parties agreed to continue to hold their stakes in the Company at all times through the current holding structure of ST Holding and ST Holding II, subject to exercising the preference share option granted to ST Holding if ST Holding were to choose not to exercise such rights directly.

         Corporate Governance

         The STH Shareholders' Agreement provides for a balanced corporate governance of the indirect interests in the Company between FT1CI and Finmeccanica (references to Finmeccanica now include the stake transferred to CDP, as well as CDP, and together with FT1CI, the "STH shareholders") for the duration of the "Balance Period", despite actual differences in indirect economic interest in the Company. The "Balance Period" is defined as (i) a period through March 17, 2008, provided that each of France Telecom or Areva (or their assignees) on the one hand and Finmeccanica or CDP on the other hand owns at all times a voting stake at least equal to 9.5% of the Company's issued and outstanding shares, and (ii) subject to the aforementioned condition, thereafter as long as each STH shareholder at any time, including as a result of the exercise of the "Re-balancing Option" (as defined below), a voting stake equal to at least 47.5% of the total voting stakes. During the Balance Period, each of FT1CI and Finmeccanica (together

CUSIP No. 861012102                   13G                    Page 24 of 30 Pages


with CDP) has an option to rebalance their shareholdings, referred to as the "Rebalancing Option", as further described below.

         During the Balance Period, the STH shareholders agree that the holding company will have a managing board comprised of two members (one member designated by FT1CI, and one designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders' Pact as described below) and a supervisory board comprised of eight members (four designated by FT1CI and four designated by common agreement of Finmeccanica and CDP pursuant to the Italian Shareholders' Pact as described below). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice Chairman), such designation to alternate between Finmeccanica and CDP on the one hand and FT1CI on the other hand. The current Chairman is Mr. Gerald Arbola. The parties agreed that the next chairman of the supervisory board of the holding company will be appointed by the Italian Shareholders.

         During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of the Company's Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice Chairman of the Company's Supervisory Board, and that of the holding company; (iii) information by the Company's Managing Board and by the Company's Supervisory Board, and those of the holding company; (iv) treatment of confidential information; (v) appointment of any additional members of the Company's Managing Board and that of the holding company; (vi) remuneration of the members of the Company's Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and Finmeccanica or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of the Company's Articles of Association including the Company's budget and pluri-annual plans.

         However, in case the Company is the subject of a hostile take-over bid, any holding company shareholder may, upon its sole request, obtain the activation by the holding company of the option agreement relating to the preference shares described below (provided that such activation is triggered by the Company's Supervisory Board), in which case the STH shareholders shall be required to finance the subscription by the holding company of the preference shares, and such subscription and payment shall be completed only to the extent required to implement the option agreement so as to consolidate a majority of the Company's voting rights (and to the exclusion of any further acquisitions of its common shares, which require the unanimous approval of its shareholders).

         As regards STMicroelectronics N.V. during the Balance Period: (i) each of the STH shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to the Company's annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH shareholders will cause the holding company to submit to the Company's annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and

CUSIP No. 861012102                   13G                    Page 25 of 30 Pages


         (iii) any decision relating to the voting rights of the holding company in the Company shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to the Company's annual shareholders meeting. The STH shareholders also agreed that the Chairman of the Company's Supervisory Board will be designated upon proposal of an STH shareholder for a three-year term, and the Vice Chairman of the Company's Supervisory Board will be designated upon proposal of the other STH shareholder for the same period, and vice-versa for the following three-year term. The STH shareholders further agreed that the STH shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of the Company's Supervisory Board, and the STH shareholder proposing the appointment of the Vice Chairman be entitled to propose the appointment of the Secretary of the Company's Supervisory Board. Finally, each STH shareholder is entitled to appoint a Financial Controller to the Supervisory Board. The Company's Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of the Company's Supervisory Board.

         In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders' resolution of the holding company, which shall require the unanimous approval of the STH shareholders: (i) any alteration in the holding company's articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in the Company's authorized share capital or issue by the Company of new shares and/or of any financial instrument giving rights to subscribe for its common shares; any acquisition or disposal by the holding company of the Company's shares and/or any right to subscribe for the Company's common shares; any modification to the rights attached to the Company's common shares; any merger, acquisition or joint venture agreement to which the Company is or is proposed to be a party; and any other items on the agenda of its general shareholders meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of the Company's annual accounts or those of the holding company or a resolution concerning a dividend distribution by the Company.

         At the end of the Balance Period, the members of the Company's Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company's majority shareholder, subject to the rights described in the previous paragraph.

         After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

         (i) As long as any of the shareholders indirectly owns at least equal to the lesser of 3% of the Company's issued and outstanding share capital or 10% of the remaining STH shareholders' stake in the Company at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party. However the minority shareholder may not prevent the other shareholder from increasing the capital of the holding company in order to finance the acquisition of additional

CUSIP No. 861012102                   13G                    Page 26 of 30 Pages


shares in the Company as a defense against a hostile takeover bid for STMicroelectronics N.V.

         (ii) As long as any of the shareholders indirectly owns at least 33% of the holding company, certain changes to the Company's articles of association (including any alteration in its authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for the Company's common shares, changes to the rights attached to its shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board's approval, the Supervisory Board's voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders meetings).

         (iii) Any decision to vote the Company's shares held by the holding company at any general meeting of its shareholders with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, the Company's shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of the Company's shareholders meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

         (iv) In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Company's Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of its total issued and outstanding share capital, with the majority STH shareholder retaining the right to appoint that number of members to the Company's Supervisory Board that is at least proportional to such majority STH shareholder's voting stake.

         Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH shareholders in the Company.

         Disposals of our Common Shares

         The STH Shareholders' Agreement provides that each STH shareholder retains the right to cause the holding company to dispose of its stake in the Company at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. ST Holding II may enter into escrow arrangements with STH shareholders with respect to the Company's shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH shareholders that issue exchangeable instruments may include in their voting stake the voting rights of the underlying shares provided they remain freely and continuously held by the holding company as if the holding company was still holding the full ownership of the shares. STH shareholders that issue financial instruments with respect to the Company's underlying shares may have a call option over those shares upon exchange of exchangeable notes for common shares.

CUSIP No. 861012102                   13G                    Page 27 of 30 Pages


         As long as any of the parties to the STH Shareholders' Agreement has a direct or indirect interest in the Company, except in the case of a public offer, no sales by a party may be made of any of the Company's shares or of FT1CI, ST Holding or ST Holding II to any of the Company's top ten competitors, or any company that controls such competitor.

         Re-adjusting and Re-balancing options

         The STH Shareholders' Agreement provides that the parties have the right, subject to certain conditions, to re-balance their indirect holdings in the Company's shares to achieve parity between FT1CI on the one hand and Finmeccanica and CDP on the other hand. If at any time prior to March 17, 2008, the voting stake in the Company of one of the STH shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) falls below 9.5% due either to
(a) the exchange by a third party of any exchangeable instruments issued by an STH shareholder or (b) to an issuance by the Company of new shares subscribed to by a third party, such STH shareholder will have the right to notify the other STH shareholder of its intention to exercise a "Re-adjusting Option". In such case, the STH shareholders will cause the holding company to purchase the number of the Company's common shares necessary to increase the voting stake of such STH shareholder to 9.5% of the Company's issued and outstanding share capital.

         If by December 17, 2007, the Balance Period has not already expired and if on such date the voting stake of one of the STH shareholders (FT1CI on the one hand, and Finmeccanica and CDP on the other hand) has fallen below 47.5% of the Company's issued and outstanding share capital, such STH shareholder will have the right to notify the other STH shareholder of its intention to exercise a "Re-balance Option" no later than 30 Business Days prior to March 17, 2008. In such case, the STH shareholders will cause the holding company to purchase before March 17, 2008 the number of the Company's common shares necessary to re-balance at 50/50% the respective voting stakes of the STH shareholders.

         Change of Control Provision

         The STH Shareholders' Agreement provides for certain dispositions in respect of exercise by ST Holding II B.V. of its rights pursuant to the option agreement in case the Company becomes the subject of a hostile takeover. See "--Preference Shares" below.

         The STH Shareholders' Agreement also provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and Finmeccanica, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders' affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

         Non-competition

         Pursuant to the terms of STH Shareholders' Agreement, neither the Company nor ST Holding are permitted, as a matter of principle, to operate outside the field of semiconductor products. The parties to the STH Shareholders' Agreement also undertake to refrain directly or indirectly from competing with the Company in the area of semiconductor products, subject to certain

CUSIP No. 861012102                   13G                    Page 28 of 30 Pages


exceptions, and to offer the Company opportunities to commercialize or invest in any semiconductor product developments by them.

         Deadlock

         In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders' Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party's interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to change the decision to terminate the agreement. The STH Shareholders' Agreement otherwise terminates in the event that one of the parties thereto ceases to hold shares in ST Holding.

         Preference Shares

         On May 31, 1999, the Company's shareholders approved the creation of preference shares that entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends and distributions upon liquidation. On the same day, in order to protect itself from a hostile takeover or other similar action, the Company entered into an option agreement with ST Holding II, most recently amended in September 15, 2004, which provides that up to 540,000,000 preference shares shall be issued to ST Holding II upon its request and subject to the adoption of a resolution of the Company's Supervisory Board giving its consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. Following the 2004 amendment to the ST Holding II option agreement, the option is contingent upon ST Holding II retaining at least 19% of the Company's issued share capital at the time of exercise of the option. The option shall terminate if ST Holding II no longer owns at least 19% of the Company's issued and outstanding share capital for a period of twelve consecutive months.

         Under the STH Shareholders' Agreement, any shareholder can cause the holding company to exercise the option to acquire the preference shares in the event the Company is the subject of a hostile takeover bid.

         No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of the Company's authorized share capital, as approved by its shareholders, is subject to approval by its Supervisory Board.

Other Shareholders' agreements

         Italian Shareholders' Pact

         In connection with the transfer of an interest in ST Holding from Finmeccanica to CDP, Finmeccanica and CDP entered into a shareholders' pact (the "Italian Shareholders' Pact") on November 26, 2004 setting forth the rights and obligations of their respective interests as shareholders of ST Holding. Pursuant to the terms of the Italian

CUSIP No. 861012102                   13G                    Page 29 of 30 Pages


Shareholders' Pact, CDP became a party to the STH Shareholders' Agreement. Under the Italian Shareholders' Pact, CDP will have the right to exercise certain corporate governance rights in the Company previously exercised by Finmeccanica under the STH Shareholders' Agreement.

         The Italian Shareholders' Pact provides that CDP has the right to appoint one of the two members of the ST Holding's Managing Board. Moreover, CDP will have the right to nominate a number of representatives to the Supervisory Board of ST Holding, ST Holding II and STMicroelectronics N.V. In particular, CDP has the right to propose two members for membership on the Company's Supervisory Board, while one member will be proposed by Finmeccanica for so long as Finmeccanica owns indirectly at least 3% of the Company's capital. If and when its indirect interest in the Company is reduced below such threshold, Finmeccanica will cause its appointed director to resign and be replaced by a director appointed by CDP.

         Statutory Considerations

         As is the case with other companies controlled by the French government, the French government has appointed a Commissaire du Gouvernement and a Controleur d'Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president's decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Secretariat d'Etat a l'Industrie (Secretary of Industry). FT1CI is subject to certain points of the decret of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization. The effect of these provisions may be that the decisions taken by the Company and the Company's subsidiaries that, by the terms of the STH Shareholders' Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.

         Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the bylaws of firms considered strategic by the Italian government. In the case of Finmeccanica, these powers were established by decrees adopted by the Minister of the Treasury on November 8, 1999, and Finmeccanica's bylaws were subsequently amended on November 23, 1999. The aforementioned decrees were amended by the Law Decree 350 enacted on December 24, 2003, and Finmeccanica has modified its bylaws accordingly. The special powers of the Minister of the Treasury (who will act in agreement with the Minister of Industry) include: (i) the power to object to the acquisition of material interests in Finmeccanica's share capital; (ii) the power to object to material shareholders' agreements relating to Finmeccanica's share capital;
(iii) the power to appoint one member of Finmeccanica's board of directors without voting rights; and (iv) the power to veto resolutions to dissolve Finmeccanica, transfer its business, merge, conduct spin-offs, transfer its registered office outside of Italy, change its corporate purposes, or amend or modify any of the Minister of the Treasury's special powers.

CUSIP No. 861012102                   13G                    Page 30 of 30 Pages


         Pursuant to Law Decree 269 of September 30, 2003 and Decree of the Ministry of the Economy and Finance of December 5, 2003, CDP was transformed from a public entity into a joint stock limited liability company (societa per azioni). While transforming itself into a holding company, CDP maintained its public interest purpose. CDP's core business is to finance public investments and more specifically infrastructure and other major public works sponsored by regions, local authorities, public agencies and other public bodies. By virtue of a special provision of Law Decree 269, the Ministry of Economy and Finance will always be able to exercise its control over CDP.